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                           September 16, 2020

       Andrew Mayer
       Deputy General Counsel and Corporate Secretary
       ACORDA THERAPEUTICS INC
       420 Saw Mill River Road
       Ardsley, New York 10502

                                                        Re: ACORDA THERAPEUTICS
INC
                                                            Registration
Statement on Form S-3
                                                            Filed September 11,
2020
                                                            File No. 333-248738

       Dear Mr. Mayer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Matthew Franker